May 20, 2011

VIA EDGAR
Mr. Justin Dobbie
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	Azteca Acquisition Corporation
Registration Statement on Form S-1
Filed April 22, 2011
File No. 333-173687

Dear Mr. Justin Dobbie:

Azteca Acquisition Corp. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 18, 2011 regarding our Registration Statement on Form S-1 (the “Registration Statement”) previously filed on April 22, 2011. A marked version of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is enclosed herewith reflecting all changes to the Registration Statement. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.
Please tell us whether you are a “foreign private issuer” as defined in Exchange Act Rule 3b-4(c). Securities registered by a foreign private issuer are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act. To the extent you are a foreign private issuer, please revise to clarify that you will conduct redemptions pursuant to the tender offer rules regardless of whether you seek shareholder approval for the initial business combination.

Prior to our initial filing we determined that we were not a “foreign private issuer” as defined in Exchange Act Rule 3b-4(c) because: (i) all of our assets are held in the United States, (ii) our principal executive offices are in the United States (Beverly Hills, CA) and (iii) a majority of our officers or directors reside in the United States.

2.
We note the phrases “successful record” and “uniquely positioned” on page two, “deep network” on page five, “significant strength of our management team” and “lucrative growth opportunities” on page 73, “extensive investment and operating experience in Mexico” on page 74, “extensive” contacts on page 74 and elsewhere, and “expertise” of management on page 75 and elsewhere. Marketing language that cannot be objectively substantiated should be removed. To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs.

We have made revisions throughout Amendment No. 1 to remove marketing language that cannot objectively be substantiated.

Cover Page of Prospectus

3.
You state that once the securities comprising the units begin separate trading, the ordinary shares and warrants “will be traded” on the OTCBB. Consistent with your disclosure on page 142, please revise to clarify that you “anticipate” that the ordinary shares and warrants will be quoted on the OTCBB.

We have revised the disclosure on the cover page of the prospectus to state that we “anticipate the ordinary shares and warrants will be quoted on the OTCBB….” in response to the Staff’s comment.

Summary, page 1

General, page 2

4.	Please revise to balance the disclosure in the second paragraph to quantify the amount of time that you expect your management team to devote to you on a per week or per month basis.

We have balanced the disclosure where indicated in Amendment No. 1 in response to the Staff’s comment.

5.
Please revise the second paragraph to clarify what you mean by the statement that you “are supported by infrastructure in both the U.S. and Mexico.” If this is a reference to third parties please revise to indicate whether there are any agreements binding such support.

We have revised the disclosure to clarify that we are supported by Brener family infrastructure in both the U.S. and Mexico, as the Brener family also has offices located in Mexico.

6.
For each of the Brener family investments listed on pages 2 and 3, please briefly characterize the nature and extent of the investment. For example, please disclose whether the family holds a majority or minority interest or the investment is wholly-owned.

We have revised Amendment No. 1 to add the disclosure requested by the Staff.

7.
We note the statement in the last paragraph on page three that you will only consummate a business combination if “we (or any entity that is a successor to us in an initial business combination) will become the majority shareholder of the target or are otherwise not required to register as an ‘investment company’ under the Investment Company Act of 1940.” Please revise, providing enough detail so that investors can understand what type of transactions will satisfy these conditions. For example if you are referring to the possibility of a reverse merger, please state so. Additionally it is not clear what transactions will “otherwise” not require you to register under the Investment Company Act.

The parenthetical reference to a successor entity is intended to provide for a possible business combination that contemplates the formation of a third entity into which we and the target company may combine.  For example, the business combination between Alternative Asset Management Acquisition Corp. (“AAMAC”), a special purpose acquisition corporation like us, and Great American Group, LLC (“Great American”), was structured such that both AAMAC and Great American merged into a third company called Great American Group, Inc., which was a successor to both AAMAC and Great American.  Separately, we have removed the reference to “otherwise” with respect to the Investment Company Act of 1940 throughout Amendment No. 1.

8.
We note your disclosure in the first bullet on page four that you intend to acquire one or more growth businesses with an enterprise value of approximately $200,000,000 to $500,000,000. Please revise to clarify how the “enterprise value” of a business opportunity will be determined.

We have revised the disclosure in Amendment No. 1 to state the “total enterprise value” will be determined according to reasonably accepted valuation standards and methodologies.

9.
Please revise the second and third paragraphs on page two and the third to last paragraph on page five to add balancing language that your management team’s experience or the Brener family’s experience are not guarantees of a successful initial business combination.

In response to the Staff’s comment, we have supplemented the disclosure in the second paragraph on page 2, the first full paragraph on page 3 and the third to last paragraph on page 5 of Amendment No. 1.

10.
We note the conflict-related disclosure beginning on the bottom of page five. Please revise to also summarize the conflicts discussed in the third bullet point on page 111 and the first bullet point on page 112.

We have revised the referenced disclosure in Amendment No. 1 in response to the Staff’s comment.

11.
Please reconcile the last sentence in the first paragraph on page six with the reference in the second full paragraph on page 111 to “any blank check company that is not limited to a particular industry.”

We have revised the referenced disclosure on page 111 in Amendment No. 1 to remove such language.

The Offering, page 7

Founder Shares, page 10

12.	Please revise to identify and define the “founder earn out shares” referenced on page 10 and elsewhere. We also note a reference to “Sponsor earn-out shares” on page F-12.

We have revised the disclosure on page 10 of Amendment No. 1 to indicate that the founder earn out shares are those shares subject to forfeiture based on the trading price of our common stock following the initial business combination.

Use of Proceeds, page 59

13.
You state on page 4 that you will seek to acquire a target with an enterprise value of approximately $200 to $500 million. In the second full paragraph on page 60 you state that the net proceeds of approximately $100 million may be used as consideration to pay the sellers of a target business. In order to acquire a middle-market business within your range of enterprise values, you may need a material amount of additional funds. Please revise your use of proceeds discussion to state the amounts and sources of such other funds that may be needed to acquire a target business. Refer to Instruction 3 to Item 504 of Regulation S-K.

We have revised the disclosure on page 60 of Amendment No. 1 in accordance with the Staff’s comment.

Proposed Business, page 73

14.
Please revise to provide bases for the information cited in the second and third paragraphs in the discussion “Opportunities in Mexico” and in the first paragraph of the section “Opportunities related to the Hispanic market in the United States.”

We have revised the disclosure on page 73 of Amendment No. 1 in accordance with the Staff’s comment.

Effecting our initial business combination, page 78

General, page 78

15.
Please reconcile your disclosure in the bullet captioned “Established Companies with Proven Track Records” on pages four and 75 that you intend to acquire established companies with sound historical financial performance with your disclosure in the first paragraph that you may seek a target business that may be financially unstable or in its early stages of development or growth. Please also revise the first paragraph of the “Selection of a target business and structuring of our initial business combination” section on page 79 accordingly.

We have removed references to seeking a business combination with a target that may be financially unstable or in its early stages of development or growth on both pages 78 and 79 of Amendment No. 1.

Limitation on redemption rights, page 84

16.
Please provide us with the basis for each of your determinations that the redemption limitation, voting limitation, and transfer of voting power to management are permissible under the laws of the British Virgin Islands.

The legal basis for the limitations on redemption rights and voting rights is as follows:

(a)
Voting rights - Section 34(1)(a) of the BVI Business Companies Act, 2004 (the "Act"), being the company law statute applicable to BVI companies, provides that each share confers upon the holder the right to one vote at a meeting of the members of the company or any resolution of the members of the company (ie shareholders have one vote per share at a shareholder meeting). However, Section 34(1) is stated in the Act as being subject to Section 34(2), of which, Section 34(2)(b) enables a share to be issued on terms that negate, modify or add to the rights specified in 34(1) (ie the effect of Section 34(2)(b) is to enable a company to modify or vary the "one vote per share" position and this is done by making express provision for how the voting rights for shares are intended to work in the Memorandum and Articles of Association. With this in mind, the form of Memorandum and Articles of Association to be adopted by the Company prior to the consummation of the offering will expressly provide for this limitation of voting rights for public shareholders and the ability of management to vote the Excess Shares.

(b)	Redemption rights - Section 59(1) of the Act gives a company the power to purchase, redeem or otherwise acquire its own shares in accordance with either:

(i)	a statutory procedure provided for within Sections 60, 61 and 62 of the Act (Section 59(1)(a)); or

(ii)	such other provisions for the purchase, redemption or acquisition of shares as may be specified in the Memorandum of Articles of Association (Section 59(1)(b)).

The form of Memorandum and Articles of Association to be adopted by the Company prior to the consummation of the offering will expressly provide for this limitation of redemption rights and will also provide that Sections 60, 61 and 62 of the Act do not apply.

Periodic Reporting and Financial Information, page 102

17.
Please tell us, and revise your disclosure to clarify, when you intend to register your securities under the Exchange Act and whether you will terminate such registration prior to an initial business combination.

We have revised the disclosure on page 6 and on page 102 of Amendment No. 1 to clarify that we will file a registration statement on Form 8-A to voluntarily register our securities under Section 12 of the Securities Exchange Act and to state that we have no intention of terminating such registration prior or subsequent to our initial business combination.

Director Independence, page 109

18.	Please identify each director that is independent under the NYSE Amex standards.

We have revised the referenced disclosure in response to the Staff's comment.

Executive Officer and Director Compensation, page 109

19.	Please revise the first sentence of the first paragraph to clarify that none of your executive officers or directors have received any compensation (cash or non-cash) for services rendered.

We have revised the disclosure on page 109 to include a reference to non-cash compensation in response to the Staff's comment.

Conflicts of Interest, page 110

20.	Please revise to describe in greater detail “suitable business transaction opportunities” as mentioned in the last full paragraph on page 110.

We have revised the referenced disclosure in response to the Staff's comment.

21.	Please revise to explain the non-compete obligations as referenced in the carryover paragraph beginning on page 110.

We have revised the disclosure to refer to “any future non-compete obligation” as there are currently no non-compete obligations in place against any of our officers or directors.

22.
Please refer to the first full paragraph on page 111. Please revise to describe the “specific industry focuses” of Brener International Group, LLC and Gmpo Bre and each of their subsidiaries and affiliates, so that investors can better understand the potential conflicts. Additionally please revise to disclose the “constraints on the size of acquisitions” of Brener International Group, LLC and Grupo Bre and each of their subsidiaries and affiliates.

We have revised the referenced disclosure to remove references to state that "specific industry focuses", as these entities are not constrained to specific industries.  We have further revised the disclosure to indicate that we do not believe any pre-existing fiduciary duties will undermine our ability to consummate a business combination, “because the foregoing entities do not focus on deals of this size.”

23.
Please reconcile the first full paragraph on page 111 with your statement on page 12 that “management will have virtually unrestricted flexibility in identifying and selecting one or more prospective target businesses.”

We have revised the disclosure on page 13 of Amendment No. 1 to indicate that, "subject to any pre-existing fiduciary duties they may have," management will have virtually unrestricted flexibility in selecting a target business.

Certain Relationships and Related Party Transactions, page 117

24.
Please explain why you refer to rents and fees for similar services in the New York metropolitan area in the first paragraph on page 118 when your executive offices are located in Beverly Hills, California.

We have revised the cited disclosure, changing the reference from "New York" to "Beverly Hills."

Description of Securities, page 119

25.
Please revise to disclose any provision which discriminates against any existing or prospective holder of your ordinary shares as a result of such security holder owning a substantial amount of your securities. Refer to Item 202(a)(1)(xi) of Regulation S-K.

We have added disclosure on page 120 of Amendment No. 1 in response to the Staff's comment.

Public Shareholders’ Warrants, page 122

26.
You state in the second full paragraph on page 123 that you may file a post-effective amendment to the registration statement to register the ordinary shares issuable upon exercise of the warrants. Please explain why you believe you can register additional shares by post-effective amendment. Refer to Ru1e 413.

We have revised the disclosure on page 123 of Amendment No. 1 to remove the reference to a post-effective amendment.

Memorandum and Articles of Association, page 127

27.
You state that you will provide dissenting public shareholders with the opportunity to redeem their public shares in connection with a vote of certain proposed amendments to your memorandum and articles of association. Please describe how you will conduct these redemptions, including any differences from redemptions in connection with an initial business combination.

We have revised the disclosure in Amendment No. 1 in response to the Staff's comment.

Taxation, page 143

British Virgin Islands Taxation, page 143

28.	The discussion in this section appears to include legal conclusions. To the extent this discussion was prepared by counsel, please include a consent and name counsel.

We have revised the disclosure in Amendment No. 1 in response to the Staff's comment.

United States Federal Income Taxation, page 145

29.	This discussion of tax consequences appears to be material to an investor. Please file an opinion of counsel in accordance with Item 601(b)(8) of Regulation S-K.

We have revised the disclosure and filed the appropriate opinions of counsel as exhibits to Amendment No. 1 in response to the Staff's comment.

Report of Independent Registered Public Accounting Firm, page F-2

30.
Please be advised that the financial statements named in the independent accountants’ report should exactly reflect those titles used on the financial statements. For example, we noted that the accountants’ report says “changes in shareholder’s equity” while the financial statement on page F-5 is titled “statement of shareholder’s equity”. Please revise for consistency.

We have revised the disclosure in Amendment No. 1 in response to the Staff's comment.

Signatures

31.	Please revise to have your registration statement signed by your authorized representative in the United States or advise. Refer to Instructions for Signatures on Form S-l.

We hereby advise the Staff that Gabriel Brener is both physically located in the United States and is a United States citizen. Accordingly, there is no need for a separate authorized representative in the United States to sign the Registration Statement.

The company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact Adam Mimeles, Esq. at (212) 370-1300.

Very truly yours,

AZTECA ACQUISITION CORP.

By:	/s/ Gabriel Brener
Gabriel Brener
Chairman, Chief Executive Officer and President

cc: Ellenoff Grossman & Schole LLP